UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Amendment No. 3
Under the Securities Exchange Act of 1934

TEXHOMA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

882898208
(CUSIP Number)

Valeska Energy Corp.
100 Highland Park Village #200
Dallas, Texas 75205

Telephone: (214) 295-3380

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Valeska Energy Corp.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
N/A

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Nevada

| 7 | Sole Voting Power
Number of	0 voting shares (see Item 5 below)
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each
Reporting
Person With	| 9 | Sole Dispositive Power
0

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
0

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
0%

| 14 |	Type of Reporting Person
CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 100 Highland Park Village #200, Dallas, Texas 75205.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Valeska Energy Corp. (“Valeska”).   Valeska is beneficially owned by Daniel Vesco, the Company’s former Chief Executive Officer.  Mr. Vesco owns a majority of the outstanding shares of common stock of Valeska through an entity which he controls, and is a Director and Chief Executive Officer of Valeska.

(d)-(e)  During the last five years, Mr. Vesco and/or Valeska: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Vesco is a citizen of the United States and Valeska is organized under the laws of the State of Nevada.

Item 3. Source of Amount of Funds or Other Compensation

Agreement to Terminate Relationship

On or around September 9, 2008, the Company entered into an Agreement to Terminate Relationship (the “Termination Agreement”) with, to be effective as of September 30, 2008.  The Company and Valeska had previously entered into various agreements, including a Management Services Agreement (as amended, restated and extended from time to time, the “Management Services Agreement”) and a Joint Venture Agreement (as amended, restated and extended from time to time, the “Joint Venture Agreement”), entered into on or around May 14, 2007.  Pursuant to the Termination Agreement, the Company and Valeska agreed to terminate the Management Services Agreement and Joint Venture Agreement.  Other than the Company’s payment of any outstanding fees or reimbursements owed to Valeska, the Management Services Agreement and the Joint Venture Agreement will terminate as of September 30, 2008, and neither party will owe the other party any consideration or have any liabilities.

In connection with the Management Services Agreement, Valeska had previously received, among other consideration, sixty-million (60,000,000) options to purchase shares of common stock in the Company at an exercise price of $0.02 per share and one-thousand (1,000) shares of the Company’s Series A Preferred Stock, which preferred stock gave Valeska super majority voting rights to any shareholder vote of the Company.  Pursuant to and in connection with the Termination Agreement, Valeska agreed to cancel the 60,000,000 options and the 1,000 shares of Series A Preferred Stock, which have since been cancelled by the Company.

Additionally, pursuant to the Termination Agreement, the Company and Valeska agreed to release, acquit and discharge each other from all rights, obligations, claims, demands and causes of action that they may have had in connection with the Management Services Agreement, Joint Venture Agreement, the options or the preferred stock (other than the fees which are due to Valeska).

In December 2008, six (6) shareholders of Valeska (the “Valeska Shareholders”), entered into Share Exchange Agreements with Valeska, whereby such Valeska Shareholders agreed to exchange 96.2% of Valeska’s outstanding Class A Shares, totaling 2,550,000 Class A Shares and an equal number of warrants to purchase Class A Shares of Valeska’s stock for an aggregate of 44,400,000 shares of the Company’s restricted common stock which Valeska then held.  Each Valeska Shareholder in effect exchanged one Class A Share and one warrant to purchase one Class A Share for 17.4 shares of the Company’s common stock which was then held by Valeska.

As a result of the transactions described above, Valeska beneficially owns 0% of the Company’s outstanding securities as of the date of this filing.

Item 4. Purpose of Transaction

N/A

Item 5. Interest in Securities of the Issuer

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	Valeska ceased to be the beneficial owner of more than five percent of the Company’s common stock on or around December 17, 2008, the effective date of the Share Exchange Agreements.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009

Valeska Energy Corp.

By:	/s/ Daniel Vesco
Daniel Vesco
Chief Executive Officer